Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

 The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2017, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation and Eye-Net Mobile Ltd., an Israeli corporation.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC, on March 27, 2018, as well as our unaudited consolidated financial statements and the related notes thereto for the third quarter ended September 30, 2018, filed with the SEC on February 15, 2019. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands, except for share and share data or as otherwise noted.

Overview

We are a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry based on three-dimensional (3D) video analysis, advanced algorithms for image processing and sensor fusion. We develop advanced systems for accident prevention, which are designed to provide real-time information about a vehicle’s surroundings while in motion. Our systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. We target two vertical markets: advanced driver assistance systems (ADAS) and semi-autonomous/autonomous vehicles.

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We are also engaged in the design and development of V2X (vehicle-to-everything) cellular-based accident prevention solutions that connects users and infrastructure through smart cellular-based platforms. V2X is a wireless technology that enables communication between the vehicles, infrastructure, and other devices in the vicinity, grid, home, and network. This type of communication enables better traffic management, which leads to reduced congestion on the roads.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and development expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Nine months ended September 30,
	2018	2017
Payroll and related expenses	4,443	1,111
Subcontracted work and consulting	1,241	752
Share based payment to service provider	41	94
Rent and office maintenance	523	180
Travel expenses	34	70
Other	196	212
Total	6,478	2,419

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Nine months ended September 30,
	2018	2017
Payroll and related expenses	355	564
Exhibitions, conventions and travel expenses	172	61
Consultants	206	98
Other	42	53
Total	775	776

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), directors fee and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Nine months ended September 30,
	2018	2017
Payroll and related expenses	1,378	1,134
Share based payment to service providers	157	582
Professional services	762	742
Directors fee and insurance	270	244
Travel expenses	42	59
Rent and office maintenance	130	73
Other	74	187
Total	2,813	3,021

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Comparison of the nine months ended September 30, 2018 to the nine months ended September 30, 2017

Results of Operations

U.S. dollars in thousands	Nine months ended September 30,
	2018	2017
Research and development expenses	6,478	2,419
Marketing and sales	775	776
General and administrative	2,813	3,021
Operating loss	10,066	6,216
Equity in net loss (gain) of affiliated companies	2,112	726
Financial expense (income), net	(6,935)	15,494
Net loss	5,243	22,436
Loss attributable to holders of Ordinary Shares	5,243	22,436

Research and development expenses

Our research and development expenses for the nine months ended September 30, 2018 amounted to approximately $6,478, representing an increase of approximately $4,059, or 168%, compared to approximately $2,419 for the nine months ended September 30, 2017. The increase was primarily attributable to an increase in salaries and related personnel expenses of approximately $3,332 reflecting the increase in research and development related employees, and an increase of approximately $489 in subcontracted work, reflecting an increase in new subcontractors giving research and development services to us.

Marketing and sales

Our marketing and sales expenses for the nine months ended September 30, 2018 amounted to approximately $775, compared to approximately $776 for the nine months ended September 30, 2017.

General and administrative

Our general and administrative expenses totaled approximately $2,813 for the nine months ended September 30, 2018, a decrease of approximately $208, or 6.9%, compared to approximately $3,021 for the nine months ended September 30, 2017. The decrease was primarily attributable to a decrease of approximately $425 in expenses related to share-based payments to service providers.

Operating loss

As a result of the foregoing, our operating loss for the nine months ended September 30, 2018 was approximately $10,066, as compared to an operating loss of approximately $6,216 for the nine months ended September 30, 2017, an increase of approximately $3,850, or 62%.

Financial expense and income

Financial expense and income primarily consist of revaluations, exchange rate differences and bank fees.

We recognized financial income of approximately $6,935 for the nine months ended September 30, 2018, compared to financial expense of $15,494 for the nine months ended September 30, 2017. The financial income in the period ended on September 30, 2018 is primarily attributable to revaluation of derivative warrants liability to purchase our Ordinary Shares of approximately $1,993 due to a decrease in the price of our Ordinary shares, compared to an expense of $16,074 in the nine months ended September 30, 2017, and to revaluation of investments in warrants of Rail Vision Ltd. (“Rail Vision”), of approximately $5,328, due to an increase in the price of Rail Vision shares, and offset by exchange rate differences of approximately $499 during the nine months ended September 30, 2018. The Company initially acquired the Rail Vision warrants as part of an investment in Rail Vision in August 4, 2016.

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Net loss

As a result of the foregoing, our loss for the nine months ended September 30, 2018 was approximately $5,243, as compared to approximately $22,436 for the nine months ended September 30, 2017, a decrease of approximately $17,193.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

B.	Liquidity and Capital Resources.

Overview

Since our inception through September 30, 2018, we have funded our operations principally with approximately $43,864 from the issuance of Ordinary Shares and exercise of warrants and options. As of September 30, 2018, we had approximately $19,281 in cash and cash equivalents and short-term bank deposits.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Nine months ended September 30,
	2018	2017
Operating activities	(8,202)	(3,794)
Investing activities	(1,130)	(11,101)
Financing activities	11,367	21,391
Effect of exchange rate changes on cash and cash equivalents	(499)	322
Net increase in cash and cash equivalents	1,536	6,818

Operating Activities

Net cash used in operating activities of approximately $8,202 during the nine months ended September 30, 2018 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $3,794 during the nine months ended September 30, 2017 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors’ fees, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $1,130 during the nine months ended September 30, 2018 was primarily used for investment in Rail Vision Ltd. of approximately $4,479, and purchase of fixed assets of approximately $712 and offset by the purchase of short-term deposits of approximately $4,060.

Net cash used in investing activities of approximately $11,101 during the nine months ended September 30, 2017 was primarily used for purchase of short-term deposits of approximately $10,952, and purchase of fixed assets of approximately $149.

Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2018 consisted of approximately $11,367 primarily provided from net proceeds from issuance of Ordinary Shares of approximately $11,208, and from exercise of warrants and options of approximately $159.

Net cash provided by financing activities in the nine months ended September 30, 2017 consisted of approximately $21,391 primarily provided from net proceeds from issuance of Ordinary Shares of approximately $10,745, and from exercise of warrants and options of approximately $10,646.

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Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and warrants. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated any revenue from the sale of products and we do not expect to generate substantial revenues from sale of our products in the next few years.

As of September 30, 2018, our cash and cash equivalents including short-term bank deposits were approximately $19,281. In June 2018 we completed two private placements of our Ordinary Shares pursuant to which we raised a total of approximately $12,351. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations in the foreseeable future; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

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